24 June 2013

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through J.P. Morgan Securities plc) 276,470 Reed Elsevier PLC ordinary shares at a price of 713.0919p per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 80,123,684 ordinary shares in treasury, and has 1,184,258,368 ordinary shares in issue (excluding treasury shares). Since 2 January 2013 Reed Elsevier PLC has purchased 22,638,770 shares.

Reed Elsevier NV announces that today, it purchased (through J.P. Morgan Securities plc) 160,087 Reed Elsevier NV ordinary shares at a price of €12.2425 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 49,717,493 ordinary shares in treasury, and has 681,118,886 ordinary shares in issue (excluding treasury shares). Since 2 January 2013 Reed Elsevier NV has purchased 13,104,406 shares.